Contact

www.linkedin.com/in/jerry-toth-106796a5 (LinkedIn)

Top Skills

Rainforest conservationist

Cacao farmer

Chocolate maker

Languages

Spanish (Native or Bilingual)

Italian (Limited Working)

Jerry Toth

Co-Founder of TMA (Third Millennium Alliance) & To'ak Chocolate

United States

Summary

Jerry is a rainforest conservationist, chocolate entrepreneur, and independent filmmaker primarily based in Ecuador.

RAINFOREST CONSERVATION: In 2007, he co-founded Third Millennium Alliance (TMA), a nonprofit conservation organization working to preserve and restore the Pacific Forest of Ecuador - the most endangered rainforest on Earth. TMA's flagship project is the creation of the Jama-Coaque Reserve, which protects 2,500 acres of rainforest in one of the last surviving remnants of this ecosystem. (www.tma.earth)

LUXURY CHOCOLATE: Jerry's agroforestry work with TMA is how he started farming cacao trees and making chocolate. As an offshoot of that project, he then co-founded To'ak Chocolate in 2013. To'ak uses the world's rarest and most prized cacao variety to make extremely limited editions of single-origin Ecuadorian dark chocolate. It has been featured in National Geographic, Forbes, Wall Street Journal, Robb Report, Vice Magazine, Mongabay, Huffington Post, and dozens of other publications across six continents. (www.toakchocolate.com)

REGENERATIVE CACAO: TMA and To'ak have since joined forces to create a regenerative agroforestry project called Capuchin Cacao, which was recently featured in Smithsonian Magazine. It's a partnership between cacao farmers, conservationists, and chocolate companies to help regenerate the forest rather than than cut it down. Farmers restore deforested land by planting a combination of native shade trees, fruit trees, and heirloom cacao trees, and premium chocolate companies like To'ak purchase their cacao at 3x the standard market price. It's a way to restore biodiversity, remove carbon from the atmosphere, and boost farmer livelihoods. (https://www.tma.earth/2023/06/20/using-chocolate-to-restore-the-rainforest/)

FILM: Last but not least, Jerry is a part-time filmmaker. He wrote and directed "Kissing Gaia" (2021) and "The Life and Death of Gaia" (2022), which are allegories of ecological consciousness and resurgence. He is also the director of the International Avant-Garde Film Awards in New York City.

Experience

Third Millennium Alliance

Co-Founder / Director

February 2007 - Present (17 years 7 months)

Ecuador

Third Millennium Alliance is a nonprofit conservation organization with the mission to preserve the last remnants of the Pacific Ecuadorian Forest and to empower local communities to restore what has been lost. In 2007, we established the Jama-Coaque Reserve, which now protects over 1,600 acres of rainforest and cloud forest in the coastal province of Manabí, Ecuador. Only 2% of native forest still remains in this ecosystem, rendering it among the most threatened tropical forests in the world. Within the Reserve, our primary projects include reforestation, organic agroforestry (with an emphasis on Nacional cacao cultivation), tropical ecology research, and community outreach. Learn more at www.tmalliance.org

To'ak Chocolate

11 years 7 months

Co-Founder

February 2013 - Present (11 years 7 months)

Ecuador

To'ak is a chocolate company proudly based in Ecuador. We source our cacao from an extremely-rare heirloom Ecuadorian cacao variety that was previously believed to be extinct. We are celebrated for our innovative cask-aged chocolate, and we have made it our job to be stewards of the rarest and most prized cacao variety on earth. Our work has been featured in Condé Nast, Forbes, The Wall Street Journal, N.Y. Times, Wine Spectator, Fortune Magazine, The Guardian, Huffington Post, and TV channels such as National Geographic, BBC, CNBC, and CNN.

Co-Founder & Chief Strategy Officer

February 2013 - December 2014 (1 year 11 months)

Ecuador

To'ak is transforming the way the world experiences dark chocolate, elevating its making and tasting onto the level of vintage wine and aged whisky.

We use the oldest and rarest cacao variety on earth to make extremely limited editions of single-origin Ecuadorian dark chocolate. Our flagship edition was aged for 3 years in a French oak cognac cask and retails for $365 per bar. It includes a 116-page booklet and specially designed tasting utensils that are used to explore the signature aroma of heirloom Ecuadorian cacao. This project was born from my rainforest conservation project, Third Millennium Alliance. At To'ak, we're also working on-the-ground in Ecuador to conserve history's most prized variety of cacao before it goes extinct.

To'ak has been featured in Forbes, Robb Report, L.A. Times, Wine Spectator, The Guardian, Fortune Magazine, Huffington Post, Süddeutsche Zeitung, TV channels such as BBC, CNBC, CNN, and FOX, and over a hundred other publications across six continents.

Xoca World

Co-Founder / Sustainability Director

December 2014 - Present (9 years 9 months)

Quito, Ecuador

Education

Cornell University

Bachelor of Arts (B.A.), Economics · (1996 - 2000)

The London School of Economics and Political Science (LSE)

Hansard Scholar · (January 1999 - May 1999)

London School of Economics

Hansard Scholar Program, Political Science and Government · (1999 - 1999)

New Trier High School

· (1992 - 1996)